================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6) (1)


                             GREENBRIAR CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648-10-0
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    J.D. Dell
                        Lone Star Opportunity Fund, L.P.
                       600 North Pearl Street, Suite 1550
                               Dallas, Texas 75201
                                 (214) 754-8300
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 2001
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




DA1:\257073\03\5$CX03!.DOC\53338.0005

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 2 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             LSOF POOLED EQUITY, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,475,362
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,475,362
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,475,362
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 3 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        TERLINGUA ADVISORS, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                         [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       2,200
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         2,200
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,200
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.03%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 4 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LSOF GENPAR, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,475,362
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER

-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,475,362
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,475,362
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 5 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR OPPORTUNITY FUND, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,475,362
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,475,362
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,475,362
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 6 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR PARTNER, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,475,362
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,475,362
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,475,362
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 7 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR MANAGEMENT CO., LTD.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,475,362
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,475,362
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,475,362
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 8 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HUDSON ADVISORS, L.L.C.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,477,562
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,477,562
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,477,562*
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                  Page 9 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HUDSON ADVISORS ASSOCIATES, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,477,562
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,477,562
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,477,562*
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
         PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                 Page 10 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        ADVISORS GENPAR, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,477,562
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,477,562
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,477,562*
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                 Page 11 of 29 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JOHN P. GRAYKEN
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        IRELAND
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,477,562
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,477,562
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,477,562
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                 Page 12 of 29 Pages
-----------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Greenbriar Corporation, a Nevada corporation ("Greenbriar"). The address of the principal executive offices of Greenbriar is 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed on behalf of LSOF Pooled Equity, L.P., a Delaware limited partnership ("Pooled Equity"). The general partner of Pooled Equity is LSOF GenPar, Inc., a Delaware corporation ("GenPar"). The sole stockholder of GenPar is Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager of the securities of Greenbriar owned by Pooled Equity, pursuant to an Asset Management Agreement. Hudson is the sole stockholder of Terlingua Advisors, Inc., a Delaware corporation ("Terlingua"). Hudson Advisors Associates, L.P., a Texas limited partnership ("Associates"), is the majority owner of the membership interests of Hudson. Advisors GenPar, Inc., a Texas corporation ("Advisors"), is the general partner of Associates. John P. Grayken ("Grayken"), a citizen of Ireland, is the sole stockholder, sole director and President of Management and the sole stockholder and sole director of Advisors. GenPar, Lone Star, Partner, Management, Hudson, Associates, Advisors and Grayken are herein referred to as "Control Persons."

         The address of the principal offices and business address of Pooled Equity, Lone Star, Partner and Management is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Terlingua, Associates and Advisors is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

         Pooled Equity, GenPar, Lone Star, Partner, Management, Terlingua, Hudson, Associates and Advisors are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management.

         None of Pooled Equity, GenPar, Lone Star, Partner, Management, Terlingua, Hudson, Associates, Advisors or Grayken has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         None of Pooled Equity, GenPar, Lone Star, Partner, Management, Terlingua, Hudson, Associates, Advisors or Grayken has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                 Page 13 of 29 Pages
-----------------------------------------------------------------------------

Other Information
-----------------

           Attached as Schedule I hereto is a list of the directors and executive officers of GenPar, Management, Hudson, Advisors and Terlingua which contains the following information with respect to each person:

           (i)    name;

           (ii)   principal business address; and

           (iii)  present principal occupation or employment.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 13, 1998, Lone Star purchased (i) 1,400,000 shares of Greenbriar's Series F Senior Convertible Preferred Stock (the "Series F Preferred"), $0.10 par value per share, at a purchase price of $10.00 per share and (ii) 800,000 shares of Greenbriar's Series G Senior Non-Voting Convertible Preferred Stock $0.10 par value per share (the "Series G Preferred"), at a purchase price of $10.00 per share. The Series F Preferred and Series G Preferred (collectively, the "Preferred Stock") were convertible, subject to the terms of the Preferred Stock, into shares of Common Stock, based on a conversion price of $17.50 per share of Common Stock. The aggregate purchase price for the Preferred Stock was $22,000,000 and was funded by capital contributions from Lone Star's partners. Lone Star assigned the Preferred Stock to LSOF Greenbriar, L.L.C., a Delaware limited liability and wholly owned subsidiary of Lone Star ("LSOF Greenbriar") pursuant to an Assignment and Assumption Agreement dated January 13, 1998. On July 23, 1998, LSOF Greenbriar assigned the Preferred Stock to Pooled Equity.

         The terms of the Preferred Stock are set forth in (i) the Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star filed as Exhibit 1 hereto (the "Stock Purchase Agreement"), (ii) the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series F Senior Convertible Preferred Stock filed as Exhibit 2 hereto (the "Series F Certificate of Designation") and (iii) the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock filed as Exhibit 3 hereto (the "Series G Certificate of Designation," and together with the Series F Certificate of Designation, the "Certificates of Designation").

         On February 1, 2000 Greenbriar redeemed 189,381 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $2,500,000, which equals a price of $13.20 per share. Such redemption was pursuant to a letter agreement between LSOF Greenbriar and Greenbriar dated January 31, 2000 (the "First Letter Agreement"), filed as Exhibit 6 hereto, whereby Greenbriar agreed to use all proceeds, after payment of reasonable out-of-pocket expenses, from the sale or refinancing of capital assets to redeem shares of Preferred Stock. On March 1, 2000, LSOF Greenbriar assigned all of its rights in such

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                 Page 14 of 29 Pages
-----------------------------------------------------------------------------

letter agreement to Pooled Equity pursuant to an Assignment of Rights filed as
Exhibit 8 hereto (the "Assignment of Rights").

         On February 4, 2000, Greenbriar redeemed 75,722 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $1,000,000, which equals a price of $13.20 per share. Such redemption was pursuant to a letter agreement between LSOF Greenbriar and Greenbriar dated February 4, 2000 filed as Exhibit 7 hereto. On March 1, 2000, LSOF Greenbriar assigned all of its rights in such letter agreement to Pooled Equity pursuant to the Assignment of Rights.

         On April 14, 2000 Greenbriar redeemed 37,200 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $500,000, which equals a price of $13.44 per share. Such redemption was pursuant to a letter agreement between Pooled Equity and Greenbriar dated April 14, 2000 filed as Exhibit 9 hereto. (1)

         While conducting due diligence in response to certain discussions with Greenbriar to modify and/or extend certain provisions of the Certificates of Designation, Pooled Equity learned and verified through review of Greenbriar's corporate records that, since the date of issuance of the Series F Preferred and the Series G Preferred, Greenbriar had issued (the "Option Issuances") various options (each a "Stock Option") to purchase shares of Common Stock to certain employees, officers and directors of Greenbriar for a consideration per share that was less than the conversion price of the series F Preferred and the Series G Preferred. Greenbriar failed to provide written notice to Pooled Equity, its affiliates, or its representatives of these issuances, as required by the terms of the Certificates of Designation. These Option Issuances triggered the antidilution provisions under the Certificates of Designation, which provisions provide that the conversion price for the Preferred Stock shall be adjusted downward, so that the conversion price is equivalent to the lowest exercise price per share of Common Stock with respect to these Option Issuances. The lowest exercise price for any Stock Option issued by Greenbriar was $0.69 per share of Common Stock. Consequently, the conversion price for the Series F Preferred and the Series G Preferred was automatically (and without further action on the part of Greenbriar or Pooled Equity) adjusted downward from $17.50 per share of Common Stock to $0.69 per share of Common Stock. As a result, each share of Preferred Stock, which had a liquidation preference of $10.00 per share, has become convertible into approximately 14.49 shares of Common Stock.

         On October 26, 2000, Terlingua purchased 2,200 shares (the "Terlingua Shares") of Common Stock on the open market for a purchase price of $0.75 per share. The aggregate purchase price for the Terlingua Shares was $1650.00 and was funded from working capital of Terlingua.

         On October 30, 2000, Pooled Equity delivered to Greenbriar a written Notice of Conversion (the "Conversion Notice"), filed as Exhibit 10 hereto, whereby Pooled Equity elected to convert the (i) 1,400,000 shares of Series F Preferred and (ii) 497,697 shares of Series G Preferred owned by it (a total of 1,897,697 shares of Preferred Stock) into 27,502,855 shares of Common Stock. (2) The Conversion Notice directed Greenbriar to immediately issue to Pooled Equity the lesser of (i) 6,955,135 shares of Common Stock and (ii) such number of shares of Common Stock that would equal 49.8% of the outstanding Common Stock. The Conversion Notice also directed Greenbriar to issue the remaining shares (the "Remaining Common Shares") of Common Stock due to Pooled Equity as a result of the conversion of the Preferred Stock upon written notice from Pooled Equity


----------
(1) At the hearing held on March 29, 2001, described below, Pooled Equity agreed that Greenbriar had redeemed an additional 1,897 shares of Series G Preferred on April 14, 2000, and that the correct number of shares of Common Stock to be issued to Pooled Equity as of October 30, 2000, was 27,475,362.

(2) At the hearing held on March 29, 2001, described below, Pooled Equity agreed that Greenbriar had redeemed an additional 1,897 shares of Series G Preferred on April 14, 2000, and that the correct number of shares of Common Stock to be issued to Pooled Equity as of October 30, 2000, was 27,475,362.

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CUSIP No. 393648-10-0                 13D                 Page 15 of 29 Pages
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that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired or terminated (or such act was no longer applicable) with respect the conversion of the Preferred Stock.

         On October 31, 2000, Greenbriar notified Pooled Equity that, in Greenbriar's opinion, the Conversion Notice may be invalid and/or that Pooled Equity may not have perfected its conversion rights with respect to the Preferred Stock.

         In response to Greenbriar's allegation that the Conversion Notice may be invalid and/or that Pooled Equity may not have perfected its conversion rights with respect to the Preferred Stock, on November 3, 2000, Pooled Equity filed a petition (the "Petition") in State District Court in Dallas County, Texas (the "District Court") seeking a judgment declaring that the Conversion Notice is valid and effective as of October 30, 2000 and that it is entitled to convert the Preferred Stock into Common Stock at a price of $0.69 per share of Common Stock. Additionally, Pooled Equity sought a permanent injunction barring Greenbriar from taking any action that would impair or prejudice Pooled Equity's rights in the Preferred Stock and Common Stock. A copy of the Petition has been filed as Exhibit 11.

         On November 20, 2000, Greenbriar filed its Original Answer and Counterclaim (the "Answer") denying the allegations contained in the Petition and alleged by counterclaim (the "Counterclaim") that Pooled Equity breached an agreement with Greenbriar regarding Greenbriar's sale of assets necessary to redeem the Preferred Stock. Pooled Equity will vigorously defend the Counterclaim. A copy of the Answer has been filed as Exhibit 12.

         On December 5, 2000, Pooled Equity delivered a Notice of Default ("Notice of Default") to Greenbriar notifying Greenbriar that it was in breach of Section 6.26 of the Stock Purchase Agreement for failure to comply with the Conversion Notice. A copy of the Notice of Default has been filed as Exhibit 13.

         On December 5, 2000, Pooled Equity also delivered a letter (the "Make Whole Letter") notifying Greenbriar that Pooled Equity was demanding payment of $8,587,059 (the "Make Whole Amount"). Pursuant to that certain Agreement (the "Make Whole Agreement"), dated as of December 31, 1997, by and between Greenbriar and Lone Star, the Make Whole Amount became due on the tenth business day after the date on which all of the Preferred Stock was converted into shares of Common Stock. A copy of the Make Whole Agreement has been filed as Exhibit 14.

         On December 11, 2000, Pooled Equity filed a Demand for Arbitration Before the American Arbitration Association (the "Arbitration Demand") seeking to consolidate and enforce its claims contained in the Petition, the Notice of Default and the Make Whole Letter. Pooled Equity's claims under the Stock Purchase Agreement and the Make Whole Agreement require all disputes arising thereunder to be resolved by arbitration with the American Arbitration Association. On January 5, 2001, Greenbriar filed a Motion to Stay Arbitration (the "Motion to Stay") with the District Court. As of the date hereof, the District Court has not ruled on the Arbitration Demand or the Motion to Stay.

         On January 11, 2001, Pooled Equity made an application for a temporary restraining order with the District Court to prevent the automatic conversion of its Preferred Stock into Common Stock on January 13, 2001 in accordance with the Certificates of Designation. The District Court denied Pooled Equity's application for a temporary restraining order.

         On January 12, 2001, Pooled Equity delivered a Notice of Default (the "Second Notice of Default") to Greenbriar notifying Greenbriar that Events of Default have occurred under the covenants contained in Sections 6.8(e), 6.29, 6.30, 6.31, 6.32 and 6.33 of the Stock Purchase Agreement. As a result of such

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Events of Default, Greenbriar owes Pooled Equity additional dividends of 12% per annum and Pooled Equity may put the Preferred Stock to Greenbriar for 20% of such Preferred Stock's liquidation value. In addition, interest on all unpaid dividends is accruing at the rate of 12% per annum. As a result of Greenbriar's failure to comply with the foregoing covenants, and its failure to pay such accrued additional dividends for two consecutive quarters, Pooled Equity, through its ownership of Series F Preferred, has the right to appoint 70% of the Board of Directors membership of Greenbriar. All such remedies arose prior to the mandatory conversion of the Preferred Stock described below. A copy of the Second Notice of Default has been filed as Exhibit 15.

         On January 12, 2001, Pooled Equity also delivered a notice (the "Observer Notice") to Greenbriar of Pooled Equity's exercise of its right, under the Series F Certificate of Designation and the Stock Purchase Agreement, to attend all Board of Directors meetings and any committees thereof. A copy of the Observer Notice has been filed as Exhibit 16.

         On January 13, 2001, Greenbriar delivered notices (the "Mandatory Conversion Notices") that pursuant to Section 6.3 of each of the Certificates of Designation, Pooled Equity's 1,400,000 shares of Series F Preferred and 444,854 shares of Series G Preferred were automatically converted at a conversion price of $17.50 per share of Common Stock into 800,000 and 254,202 shares of Common Stock, respectively. In addition, Greenbriar notified Pooled Equity that, based upon its records, Greenbriar owes Pooled Equity a total of $27,166,714 under the Make Whole Agreement (the "Make Whole Payments"). Greenbriar further stated in the Mandatory Conversion Notices that it was unable to make the Make Whole Payments at this time but that it intends to do so pursuant to the terms of the Make Whole Agreement and as permitted by Section 78.288 of the Nevada Revised Statutes. Copies of the Mandatory Conversion Notices have been filed as Exhibits 17 and 18.

         On January 15, 2001, Pooled Equity delivered a letter to Greenbriar responding to the Mandatory Notices (the "Mandatory Conversion Response Letter"). Pooled Equity stated in the Mandatory Conversion Response Letter that:

         (1) the proper conversion price for the Preferred Stock was $0.69 per share of Common Stock;

         (2) the number of shares of Series G Preferred owned by Pooled Equity is 497,697 (4), not 444,854 as stated in the Mandatory Conversion Notice;

         (3) Pooled Equity never agreed to the alleged redemption of 50,946 shares of Series G Preferred on December 20, 2000. The proceeds of $760,000 received in such alleged redemption was never discussed and it is Pooled Equity's view that such amount should apply to amounts owing to Pooled Equity under the Make Whole Amount; and

         (4) Greenbriar's calculation of the liquidation value of the Preferred Stock fails to include penalty dividends accruing since at least June 30, 2000, late interest on such dividends accruing at 12% per annum and Pooled Equity's cost and expenses payable pursuant to the Stock Purchase Agreement.

         A copy of the Mandatory Conversion Response Letter has been filed as
Exhibit 19.

----------
(4) At the hearing held on March 29, 2001, described below, Pooled Equity agreed that Greenbriar had redeemed an additional 1,897 shares of Series G Preferred on April 14, 2000, and that the correct number of shares of Common Stock to be issued to Pooled Equity as of October 30, 2000, was 27,475,362.


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         On February 8, 2001, Pooled Equity filed a Motion for Partial Summary
Judgment in District Court (the "Motion") seeking a judgment that (1) the conversion price of the Preferred Stock must be adjusted to $0.69 per share, the lowest exercise price for the Stock Options; (2) on October 30, 2000, Pooled Equity properly exercised its right to convert the Preferred Stock at $0.69 per share of Common Stock; and (3) the conversion price of the Preferred Stock was not readjusted due to any subsequent termination of the Stock Options. A copy of the Motion is attached hereto as Exhibit 20.

         On March 29, 2001, the District Court held a hearing on Pooled Equity's Motion. At the end of the hearing, the District Court granted Pooled Equity's motion on all counts.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The transactions described in Item 3 above occurred as a result of privately negotiated transactions with Greenbriar. In each case, Lone Star acquired the Preferred Stock and the Common Stock issuable upon conversion thereof and Terlingua acquired the Terlingua Shares for investment purposes.

         Once the Remaining Common Shares are issued to Pooled Equity and Pooled Equity thereby becomes a majority Stockholder of Greenbriar, Pooled Equity intends to seek majority representation on the board of directors of Greenbriar as promptly as is practicable and, through such board representation, influence the management of Greenbriar. While Pooled Equity does not have any plans for any extraordinary corporate or sale transactions involving Greenbriar, Pooled Equity intends to consider strategic alternatives to maximize stockholder value.

         Pooled Equity intends to make open market purchases of Common Stock from time to time.

         Other than as described above, none of Pooled Equity or any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Pooled Equity, GenPar, Lone Star, Partner, and Management each beneficially owns and has the sole power to vote and dispose of 27,475,362 shares of Common Stock as described above (approximately 79.7% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on November 11, 2000, as reported in Greenbriar's Quarterly Report on Form 10-Q for the period ended September 30, 2000). Hudson, Associates, Advisors and Grayken each beneficially owns and has the sole power to vote and dispose of 27,477,562 shares of Common Stock as described above (approximately 79.7% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on November 11, 2000, as reported Greenbriar's Quarterly Report on Form 10-Q for the period ended September 30,
2000). Terlingua beneficially owns and has the sole power to vote and dispose of 2,200 shares of Common Stock as described above (approximately 0.03% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on November 11, 2000, as reported Greenbriar's Quarterly Report on Form 10-Q for the period ended September 30, 2000). Except as described in Item 3, none of Pooled Equity or any Control Person has effected any transaction in any shares of Common Stock during the past sixty days.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         Certain rights relating to the Preferred Stock granted to Pooled Equity, as an assignee of Lone Star and LSOF Greenbriar, by Greenbriar are set forth in the Stock Purchase Agreement. Additional rights relating to the Preferred Stock granted to Pooled Equity are set forth in the Certificates of Designation. Certain registration rights granted to Pooled Equity are set forth in a Registration Rights Agreement dated as of December 31, 1997 filed as
Exhibit 4 hereto.

         In connection with the purchase of the Preferred Stock, Greenbriar and Lone Star entered into the Make Whole Agreement filed as Exhibit 5 hereto which generally provides that Greenbriar is obligated to make a cash payment to the holder of the Preferred Stock sufficient to provide a 20% annual rate of return on Lone Star's purchase of the Preferred Stock (including dividends received by such holder) upon conversion of all of the Preferred Stock into Common Stock, or in certain other events including, a repurchase of the Preferred Stock by Greenbriar based upon a breach by Greenbriar of certain provisions in the Stock Purchase Agreement. Upon the conversion of the Preferred Stock into Common Stock, an estimated payment (as determined by Pooled Equity) of approximately $8.6 million became due from Greenbriar to Pooled Equity pursuant to the Make Whole Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.

2. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.

3. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.

4. Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.

5.       Agreement dated as of December 31, 1997 between Greenbriar and Lone
         Star.

6. Letter Agreement dated as of January 31, 2000 between LSOF Greenbriar and Greenbriar.

7. Letter Agreement dated as of February 4, 2000 between LSOF Greenbriar and Greenbriar.

8. Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity.

9. Letter Agreement dated as of April 14, 2000 between Pooled Equity and Greenbriar.

10. Notice of Conversion dated as of October 30, 2000 from Pooled Equity to Greenbriar.

11. Pooled Equity's Original Petition (Cause No. 00-08824-I), filed on November 3, 2000, in State District Court, Dallas County, Texas.

12. Greenbriar's Original Answer and Counterclaim, filed on November 20, 2000, in State District Court, Dallas County, Texas.

13.      Notice of Default, dated December 5, 2000.


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14.      Make Whole Letter, dated December 5, 2000.

15.      Second Notice of Default, dated January 12, 2001.

16.      Observer Notice, dated January 12, 2001.

17.      Mandatory Conversion Notice, dated January 13, 2001.

18.      Mandatory Conversion Notice, dated January 13, 2001.

19.      Mandatory Conversion Response Letter, dated January 15, 2001.

20.      Motion, dated February 8, 2001.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 3, 2001             LSOF POOLED EQUITY, L.P.

                                By:    LSOF GenPar, Inc., its General Partner


                                       By:/s/ J.D. Dell
                                          ---------------------------------
                                          J.D. Dell
                                          Vice President



Date: April 3, 2001             LSOF GENPAR, INC.

                                By:/s/ J.D. Dell
                                   -----------------------------------------
                                     J.D. Dell
                                     Vice President



Date: April 3, 2001             LONE STAR OPPORTUNITY FUND, L.P.

                                By:    Lone Star Partner, L.P.,
                                its    General Partner

                                       By:   Lone Star Management Co., Ltd.,
                                       its:  General Partner

                                             By:/s/ J.D. Dell
                                                ----------------------------
                                                  J.D. Dell
                                                  Vice President

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Date: April 3, 2001             LONE STAR PARTNER, L.P.

                                By:    Lone Star Management Co., Ltd.,
                                its:   General Partner

                                       By:/s/ J.D. Dell
                                          -------------------------
                                           J.D. Dell
                                           Vice President




Date: April 3, 2001             LONE STAR MANAGEMENT CO., LTD.

                                By:/s/ J.D. Dell
                                   -----------------------------------------
                                     J.D. Dell
                                     Vice President




Date: April 3, 2001             HUDSON ADVISORS, L.L.C.

                                By:/s/ Steven R. Shearer
                                   -----------------------------------------
                                     Steven R. Shearer
                                     Vice President



Date: April 3, 2001             TERLINGUA ADVISORS, INC.

                                By:/s/ Steven R. Shearer
                                   -----------------------------------------
                                     Steven R. Shearer
                                     Vice President

Date: April 3, 2001             ADVISORS GENPAR, INC.


                                By:/s/ J.D. Dell
                                   -----------------------------------------
                                     J.D. Dell
                                     Vice President


Date: April 3, 2001             HUDSON ADVISORS ASSOCIATES, L.P.

                                By:    Advisors GenPar, Inc.
                                its:   General Partner


                                       By:/s/J.D. Dell
                                          ----------------------------------
                                            J.D. Dell
                                            Vice President

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Date: April 3, 2001             /s/ John P. Grayken
                                ---------------------------------------------
                                John P. Grayken

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CUSIP No. 393648-10-0                 13D                 Page 23 of 29 Pages
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                                  EXHIBIT INDEX

99.1 Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star. (1)

99.2 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation. (1)

99.3 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation. (1)

99.4 Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star. (1)

99.5     Agreement dated as of December 31, 1997 between Greenbriar and Lone
         Star. (1)

99.6 Letter Agreement dated January 31, 2000 between LSOF Greenbriar and Greenbriar. (2)

99.7 Letter Agreement dated February 4, 2000 between LSOF Greenbriar and Greenbriar. (2)

99.8 Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity. (2)

99.9 Letter Agreement dated April 14, 2000 between Pooled Equity and Greenbriar. (3)

99.10 Notice of Conversion dated as of October 30, 2000 from Pooled Equity to Greenbriar. (4)

99.11 Pooled Equity's Original Petition (Cause No. 00-08824-I), filed on November 3, 2000, in State District Court, Dallas County, Texas. (5)

99.12 Greenbriar's Original Answer and Counterclaim, filed on November 20, 2000, in State District Court, Dallas County, Texas. (6)

99.13    Notice of Default, dated December 5, 2000. (6)

99.14    Make Whole Letter, dated December 5, 2000. (6)

99.15    Second Notice of Default, dated January 12, 2001. (6)

99.16    Observer Notice, dated January 12, 2001. (6)

99.17    Mandatory Conversion Notice, dated January 13, 2001. (6)

99.18    Mandatory Conversion Notice, dated January 13, 2001. (6)

99.19    Mandatory Conversion Response Letter, dated January 15, 2001. (6)

99.20    Motion, dated February 8, 2001. (7)


(1) Incorporated by reference to the Schedule 13D filed on behalf of Lone Star Opportunity Fund, L.P. on January 22, 1998.

(2) Incorporated by reference to the Schedule 13D (Amendment No. 1) filed on behalf of LSOF Pooled Equity, L.P. on April 6, 2000.


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(3) Incorporated by reference to the Schedule 13D (Amendment No. 2) filed on behalf of LSOF Pooled Equity, L.P. on April 28, 2000.

(4) Incorporated by reference to the Schedule 13D (Amendment No. 3) filed on behalf of LSOF Pooled Equity, L.P. on November 2, 2000.

(5) Incorporated by reference to Schedule 13D (Amendment No. 4) filed on behalf of LSOF Pooled Equity, L.P. on November 3, 2000.

(6) Incorporated by reference to Schedule 13D (Amendment No. 5) filed on behalf of LSOF Pooled Equity, L.P. on January 25, 2001.

(7) Filed herewith.



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                                   SCHEDULE I
                                   ----------

Instruction C. Information for Officers and Directors of GenPar, Management, Hudson, Advisors and Terlingua.

                               OFFICERS OF GENPAR

Name:                                 J.D. Dell

Present Principal Occupation or
Employment:                           Vice President

Business Address:                     LSOF GenPar, Inc.
                                      600 North Pearl Street
                                      Suite 1550
                                      Dallas, Texas 75201

Name:                                 Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                           Vice President and Assistant Secretary

Business Address:                     LSOF GenPar, Inc.
                                      600 North Pearl Street
                                      Suite 1550
                                      Dallas, Texas 75201

Name:                                 Louis Paletta

Present Principal Occupation or
Employment:                           Vice President

Business Address:                     LSOF GenPar, Inc.
                                      600 North Pearl Street
                                      Suite 1550
                                      Dallas, Texas 75201

Name:                                 Len W. Allen, Jr.

Present Principal Occupation or
Employment:                           Vice President

Business Address:                     LSOF GenPar, Inc.
                                      600 North Pearl Street
                                      Suite 1550
                                      Dallas, Texas 75201


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                             OFFICERS OF MANAGEMENT


Name:                                  John P. Grayken

Present Principal Occupation or
Employment:                            President

Business Address:                      50 Welbeck Street
                                       London, United Kingdom
                                       W1M 7HE

Name:                                  J.D. Dell

Present Principal Occupation or
Employment:                            Vice President

Business Address:                      Lone Star Management Co., Ltd.
                                       600 North Pearl Street
                                       Suite 1550
                                       Dallas, Texas 75201

Name:                                  Louis Paletta

Present Principal Occupation or
Employment:                            Vice President

Business Address:                      Lone Star Management Co., Ltd.
                                       600 North Pearl Street
                                       Suite 1550
                                       Dallas, Texas 75201

Name:                                  Benjamin D. Velvin III

Present Principal Occupation or
Employment:                            Vice President and Assistant Secretary

Business Address:                      Lone Star Management Co., Ltd.
                                       600 North Pearl Street
                                       Suite 1550
                                       Dallas, Texas 75201


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                       DIRECTORS AND OFFICERS OF ADVISORS


Name:                                                   Benjamin D. Velvin III

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201




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                               OFFICERS OF HUDSON


Name:                                     Robert J. Corcoran

Present Principal Occupation or
Employment:                               President and Chief Financial Officer

Business Address:                         Hudson Advisors, L.L.C.
                                          600 North Pearl Street
                                          Suite 1500
                                          Dallas, Texas 75201

Name:                                     J.D. Dell

Present Principal Occupation or
Employment:                               Executive Vice President

Business Address:                         Hudson Advisors, L.L.C.
                                          600 North Pearl Street
                                          Suite 1550
                                          Dallas, Texas 75201

Name:                                     Steven R. Shearer

Present Principal Occupation or           Vice President
Employment:

Business Address:                         Hudson Advisors, L.L.C.
                                          600 North Pearl Street
                                          Suite 1550
                                          Dallas, Texas 75201


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                        DIRECTORS & OFFICERS OF TERLINGUA

Name:                                        Robert J. Corcoran

Present Principal Occupation or
Employment:                                  Director and President

Business Address:                            Terlingua Advisors, Inc.
                                             600 North Pearl Street
                                             Suite 1500
                                             Dallas, Texas 75201

Name:                                        J.D. Dell

Present Principal Occupation or
Employment:                                  Director and Vice President

Business Address:                            Terlingua Advisors, Inc.
                                             600 North Pearl Street
                                             Suite 1550
                                             Dallas, Texas 75201

Name:                                        Steven R. Shearer

Present Principal Occupation or
Employment:                                  Vice President

Business Address:                            Terlingua Advisors, Inc.
                                             600 North Pearl Street
                                             Suite 1500
                                             Dallas, Texas 75201

Name:                                        Len W. Allen, Jr.

Present Principal Occupation or
Employment:                                  Vice President

Business Address:                            Terlingua Advisors, Inc.
                                             600 North Pearl Street
                                             Suite 1550
                                             Dallas, Texas 75201